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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  X        Form 40-F
                               -------             -------

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                            Yes           No   X
                               ------       -------



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 26, 2003
                                          MITSUBISHI TOKYO FINANCIAL GROUP, INC.


                                           By: /S/  Atsushi Inamura
                                              ----------------------------------
                                           Name:  Atsushi Inamura
                                           Title: Chief Manager, General Affairs
                                                  Corporate Administration
                                                  Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

                  Support for The Seibu Department Stores, Ltd.
                     including Waiver of Repayment of Loans

Tokyo, February 26, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that its subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation
(MTBC) have decided, at the request of The Seibu Department Stores, Ltd. (the Company), to provide support to the Company including waiving of repayment of loans.

1. Outline of The Seibu Department Stores, Ltd.

   (1) Address:        28-1, Minami-Ikebukuro 1-chome, Toshima-ku, Tokyo
   (2) President:      Yukio Horiuchi
   (3) Capital:        Japanese yen 8,912 million
   (4) Business:       Wholesale Department Store

2. Event and date of occurrence

At the request of the Company, BTM and MTBC have decided to provide support to the Company including waiving of repayment of loans.

3. Amounts to be waived

   BTM:                Japanese yen 22,110 million
   MTBC:               Japanese yen  4,406 million

4. Influence on MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136